Landmark Land Company, Inc.
May 3, 2006
Via Certified Mail
Joyce Sweeney
Accounting Branch Chief
United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Landmark Land Company, Inc. Form 10-KSB for the Fiscal Year Ended December 31, 2005 File No. 1-08755
Dear Ms. Sweeney:
     We are in receipt of your transmittal of April 26, 2006 regarding your comment on our Form 10-KSB for the Fiscal Year Ended December 31, 2005. In response to your comment regarding Item 8.A. Controls and Procedures, we confirm that our certifying officers’ concluded that the company’s disclosure controls and procedures were effective as of December 31, 2005.
     In connection with this response to your comment, Landmark Land Company, Inc. acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions, you may contact the undersigned at (301) 574-3330.

Yours truly,
/s/ JOE OLREE
Joe Olree
Vice President and Chief Financial Officer

2817 Crain Highway • P.O. Box 1880 • Upper Marlboro, Maryland 20774 • Phone: (301) 574-3330 • Fax: (301) 574-3301